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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Announces a Contract with Overland Airways for Up to Six E175s

Dubai, UAE, November 15, 2021 – Embraer has announced today, at the Dubai Air Show, a firm order for three new E175, plus three purchase rights for the same model of aircraft, with Overland Airways, from Nigeria. The 88-seat aircraft, with premium class cabin configuration, will be delivered from 2023. The deal is worth at USD 299.4 million, at list price with all purchase rights being exercised.

These aircraft will increase the domestic flights and allow to expand more regional routes. The president and CEO of Overland Airways, Capt. Edward Boyo, said, “we are confident that this is the right moment to invest, as regional aviation is on an optimistic post-pandemic recovery. Our customers will really enjoy all comfort in the E175, and we appreciate our partnership with Embraer.”

Cesar Pereira, Vice-president for Europe, Middle East and Africa, Embraer Commercial Aviation said, “we are proud of this partnership with Overland and to support their regional expansion. We are seeing growing long-term demand for rightsized aircraft to deliver profitable domestic connections in Nigeria.”

During the pandemic, the E175 has been a vital tool for many regional airlines, as they are perfectly suited to rebuilding network, enhancing frequencies and efficiently adding capacity to meet demand that has been gradually recovering.

About Overland Airways

Overland Airways operates from Nigeria across West Africa providing scheduled and charter flight services. The Airline commenced flights in 2002 with the aim of increasing the prosperity of the Nigerian hinterland by providing seamless and reliable air transportation of business and leisure travelers and interconnecting hub cities and remote economies. The Airline is IOSA (IATA Operational Safety Audit) certified, and Member of the International Air Transport Association (IATA)‚ the association of leading global airlines that control over 83% of scheduled global traffic.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations